

July 21, 2015

Via E-Mail
Candice J. Wells
Vice President, General Counsel and
Corporate Secretary
Linn Energy, LLC
600 Travis, Suite 4900
Houston, Texas 77002

**Re: Linn Energy, LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 0-51719**

Dear Ms. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Glossary of Terms, page ii

1.   Your definition of proved developed reserves appears to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please revise your disclosure to conform to the current definition in Rule 4-10(a)(6) of Regulation S-X.

Business, page 1

Production, Price and Cost History, page 8

2.   Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold. Refer to Item 1204(a) of Regulation S-K.

3.   Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold for each field that contains 15% or more of the Company's proved reserves. Alternatively, explain why you believe no revision is necessary. Refer to Item 1204(a) of Regulation S-K.

Reserve Data, page 12

4.   Please expand the tabular presentation of your proved reserves as of December 31, 2014 to include the total quantities of such reserves by product type to comply with Item 1202(a)(2)(iii) of Regulation S-K.

5.   The 229 Bcfe of negative revisions in the proved undeveloped reserves disclosed for the year ending December 31, 2014 appears to be an aggregation of the changes attributable to two or more separate causes, e.g. revisions due "primarily to asset performance" and revisions due to "the SEC five-year development limitation." Please clarify for us and expand your disclosure to quantify the net change in your proved undeveloped reserves relating to each of the separate causes identified to comply with Item 1203(b) of Regulation S-K.

Risk Factors, page 19

6.   We note your disclosure on page 28 relating to the risk that "we may decide not to drill some of the prospects we have identified, and locations that we decide to drill may not yield oil, natural gas and NGL in commercially viable quantities." In this regard, you refer to a variety of factors, including future oil, natural gas and NGL prices, which may influence your decision to proceed with drilling.

Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.

7.   You also disclose that "to the extent that we do not drill these locations, e.g. the 2,778 proved undeveloped locations disclosed at December 31, 2014, within five years of initial booking, they may not continue to qualify for classification as proved reserves, and we may be required to reclassify such reserves as unproved reserves."

Please explain to us how you have taken into consideration the 61% reduction in capital expenditures for 2015 disclosed on page 44 in adopting a development plan that results in the conversion of all of your proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director